Exhibit 16.3

[ROSENBERG RICH BAKER BERMAN & COMPANY LETTERHEAD]

December 7, 2005

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Gentlemen:

On November 21, 2005, Rosenberg Rich Baker Berman & Company (the “Firm”) received a copy of Form 8-K which had been filed by e-Smart Technologies, Inc. (the “Company”) reporting the change in the Company’s independent certified public accounting firm in accordance with the requirements of Item 4.01 – Changes in Registrant’s Certifying Public Accountants of Form 8-K.

The Firm has no disagreement with the following statements made in the Form 8-K Item 4.01 disclosures provided by the Company:

1.	“...that the RRBB letter did not assert that there exists or ever had existed any disagreements with the Registrant with respect to the content of any of its audited financial statements”

2.	“The audit reports of RRBB on the Registrant’s financial statements as of December 31, 2001, 2002, 2003 and 2004 and for each of the respective years then ended (the “Audit Period”) did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles other than as a going concern. During the Audit Period, there were no disagreements with RRBB on any matter of accounting principles of practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of RRBB, would have caused it to make reference to the subject matter of the disagreements in connection with any of its reports for any year during the Audit Period. In addition, and during the Audit Period, there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K.”

However, on November 9, 2005 the Firm advised the Company that it had come to the Firm’s attention that two interim quarterly filings made by the Company, Form 10-QSB for the quarter ended March 31, 2005 filed on May 17, 2005 and

U.S. Securities and Exchange Commission

December 7, 2005

Form 10-QSB for the quarter ended June 30, 2005 filed on August 15, 2005, were not reviewed by the Firm in accordance with appropriate standards. Further, on November 9, 2005 the Firm notified the Company that its report on the financial statements included in the annual filing made by the Company for the year ended December 31, 2004 filed on May 9, 2005 indicates that we expressed an opinion with respect to the period “from inception” which is in error and that any reference in the financial statements to periods “from inception to date” should be reflected as being “unaudited”.

The Firm has no disagreement with the following statement made in the Form 8-K Item 402 (b) (1) disclosures provided by the Company:

“On November 10, 2005, the Registrant received a letter from RRBB advising the Registrant that its form 10-QSB Quarterly Reports for the three and six months ended March 31, 2005 and June 30, 2005 respectively, were not reviewed by RRBB, and that the same were considered “to be deficient and not timely filed”.

The Firm has no disagreement with the following statement made in the Form 8-K Item 402 (b) (2) disclosures provided by the Company:

“On November 10, 2005, the Registrant received another letter from RRBB stating that the Registrant’s Form 10-K Annual Report for the fiscal year ended December 31, 2004 “requires amendment”. RRBB asserted that its report stated inaccurately that it had expressed an opinion for the entire period “from inception to date”.

The Firm has no knowledge of actions taken by the Company in response to the aforementioned letters and cannot agree or disagree with the Company’s statements regarding same except to say that the Firm disagrees that it requested an advisor to the Company to ask if the Firm could remain as the Company’s certified accountants for one more year.

Very truly Yours.

/s/ Frank S. LaForgia

Frank S. LaForgia, CPA

Member of the Firm

FSL:m